January 6, 2026

Michael McGarrity
Chief Executive Officer
MDxHealth SA
CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium

        Re: MDxHealth SA
            Registration Statement on Form F-3
            Filed December 29, 2025
            File No. 333-292463
Dear Michael McGarrity:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Mark Busch, Esq.